EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(000’s, except per share data)	2006	2005	2006	2005
Net Income	$1,827	$1,601	$5,305	$5,847
Less: Dividend Requirements on Preferred Stock	35	39	99	117

Net Income Applicable to Common Stock	$1,792	$1,562	$5,206	$5,730

Weighted Average Number of Common Shares Outstanding – Basic	5,605,208	5,558,238	5,591,692	5,546,194

Dilutive Effect of Stock Options and Restricted Stock	13,874	18,813	14,073	16,920

Weighted Average Number of Common Shares Outstanding – Diluted	5,619,082	5,577,051	5,605,765	5,563,114

Earnings Per Share – Basic	$0.32	$0.28	$0.93	$1.03

Earnings Per Share – Diluted	$0.32	$0.28	$0.93	$1.03